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                            October 26, 2021

       Fernando Tennenbaum
       Chief Financial Officer
       Anheuser-Busch InBev SA/NV
       Brouwerijplein 1
       3000 Leuven, Belgium

                                                        Re: Anheuser-Busch
InBev SA/NV
                                                            Form 20-F for the
Year ended December 31, 2020
                                                            Filed March 19,
2021
                                                            File No. 001-37911

       Dear Mr. Tennenbaum:

               We have reviewed your August 3, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2021 letter.

       Form 20-F for the Year Ended December 31, 2020

       Notes to Consolidated Financial Statements
       5. Segment reporting, page F-26

   1. We note your response to prior comment 4 and the additional information you provided during our call with
you on September 3, 2021. After careful consideration of this information as well as
the guidance in IFRS 8, Operating Segments, we believe that IFRS
                                                        8 requires presentation
of a single measure of segment profitability for each reportable segment, and therefore
we object to your presentation of more than one measure of
                                                        segment profitability
in the footnotes to the financial statements in your Form 20-F.
                                                        Please remove your
disclosure of Normalized EBITDA, Normalized EBITDA Margin,
                                                        and Normalized Profit
from Operations (Normalized EBIT) from your segment footnote consistent with the
guidance in paragraph 26 of IFRS 8.
 Fernando Tennenbaum
Anheuser-Busch InBev SA/NV
October 26, 2021
Page 2

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameFernando Tennenbaum                  Sincerely,
Comapany NameAnheuser-Busch InBev SA/NV
                                                       Division of Corporation
Finance
October 26, 2021 Page 2                                Office of Manufacturing
FirstName LastName